FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        This filing relates to the proposed merger between GulfTerra and Enterprise announced on Monday, December 15, 2003. This filing includes a slide presentation that covers certain business information related to the proposed merger and related transactions that will be reviewed with the financial community at the Credit Suisse First Boston energy summit on February 3, 2004. This presentation is also available on GulfTerra’s website, www.gulfterra.com.

Robert G. Phillips Chairman and Chief Executive Officer Credit Suisse First Boston 2004 Energy Summit GulfTerra Energy Partners, L.P. February 3, 2004

Regulatory Statements Cautionary Statement Regarding Forward Looking Statements This release includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The partnership has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors, including the integration of acquired businesses, pending merger with Enterprise Partners, status of the partnership's greenfield projects, successful negotiation of customer contracts, and general economic and weather conditions in markets served by GulfTerra Energy Partners and its affiliates, could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership's (and its affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results. Non-GAAP Reconciliations Reconciliations of non-GAAP measures used in this presentation to the most comparable GAAP measures are available on the "Investors" page of our website at www.gulfterra.com, on a tab entitled non-GAAP reconciliations including a reconciliation of consolidated EBITDA to cash flows from operating activities.

GTM 2003 Review Digested more than $1.5 Billion of 2002 acquisitions Implemented new governance and independence initiatives Improved balance sheet and lowered cost of capital Increased distribution 5% ($2.84 annual) On track to achieve EBITDA Guidance of $435-$445 MM Announced merger with Enterprise Products Partners

2003 Capital Markets Highlights Total 2003 return to GTM equity investors of 64.8% Raised/refinanced over $2 Billion in capital in 2003 $500 MM of common units Equity raised in new manners Increase R/C to $700 MM Repaid in full Texas Assets and San Juan Acquisition debt facilities ($798 MM) First issue of senior unsecured notes at 6.25% GTM has significantly reduced its cost of capital Equity: 9.8% all-in (based on October offering) Debt: 6.25% (based on recent trading levels of public debt) GTM has significantly reduced its leverage Took advantage of market conditions to reduce interest expense and cost of capital Increase B Loan to $300 MM Cameron Highway Project Loan Redeemed Series B Preferred

Debt Redemption Activities GTM retained the right to "Clawback" up to 33% of its outstanding bond debt prior to normal call windows Equity clawback of $269.4 MM in December 2003 $66 MM of 10.63% due 2012 $158 MM of 8.5% due 2011 $45 MM of 8.5% due 2010 Fourth quarter Net Income impact Claw back premium $ 24 MM Unamortized DIC 5 B Loan unamortized DIC 3 $ 32 MM Immediate reduction in our cost of capital $24 MM gross interest savings and net pro forma interest savings of: $6 MM/year assuming sr. unsecured notes issued at 6.25% $15 MM/year assuming revolver at 3.2%

GTM Balance Sheet $ Millions Revolving credit B-Loan Senior notes Sub notes Partners' capital Series B Total capital LTM EBITDA Debt / Total Cap Debt / EBITDA 3Q03A $ 328 158 250 1,155 1,891 980 167 $ 3,038 $ 430 62% 4.4 x Adj. $ 11 142 - (269) (116) 283 (167) $ 116 3Q03 PF $ 339 300 250 886 1,775 1,263 - $ 3,038 $ 430 58% 4.1 x

Steady, Balanced Growth LP Distributions ($ per unit) EBITDA Net Income Distributions 4th Qtr 1998 52 1 2.1 20.4 1999 91 19 2.1 31.6 2000 107 21 2.2 43.9 2001 162 55 2.45 70 2002 267 94 2.7 2003 440 185 2.84 Unit Price Performance (%) EBITDA Net Income 3rd Qtr 4th Qtr 1998 52 1 90 20.4 1999 91 19 34.6 31.6 2000 107 21 45 43.9 2001 162 55 60 70 2002 267 98 2003E 440 185 EBITDA 2nd Qtr 3rd Qtr 4th Qtr 1998 52 27.4 90 20.4 1999 91 38.6 34.6 31.6 2000 107 46.9 45 43.9 2001 162 55 60 70 2002 267 2003E 440 EBITDA ($MM) Net Income ($MM) 35% increase 2003E Net Income reflects the mid-range of GTM guidance of $180-$190 MM 2003E EBITDA reflects the mid-range of GTM guidance of $435-$445 MM CAGR = 53% CAGR = 184% GTM EPD S&P 500 MLP Index 12/31/2003 3.17003 4.83828 0.90457 2.86098 11/28/2003 3.00884 4.52295 0.86086 2.72434 10/31/2003 2.91108 4.26281 0.85477 2.6198 9/30/2003 2.94 4.37802 0.810000000130967 2.594 8/29/2003 2.901 4.28891 0.82 2.553 7/31/2003 2.824 4.24242 0.806 2.517 6/30/2003 2.703 4.29255 0.793 2.486 6/30/2003 2.70282 4.25826 0.79277 2.47008 5/30/2003 2.63658 4.31351 0.7839 2.39324 4/30/2003 2.47243 3.90921 0.74593 2.35298 3/31/2003 2.19106 3.78546 0.69001 2.18514 2/28/2003 2.21436 3.56235 0.68429 2.14648 1/31/2003 2.18823 3.57231 0.69613 2.10514 12/31/2002 1.92345 3.27032 0.71575 2.03072 11/29/2002 2.05886 3.42868 0.7617 1.95788 10/31/2002 2.06577 3.52537 0.72058 1.94796 9/30/2002 1.99877 3.93916 0.66324 1.95409 8/30/2002 2.38865 3.6392 0.74524 2.0376 7/31/2002 2.20959 2.88303 0.74162 1.92426 6/28/2002 2.10798 3.9635 0.80523 1.86412 5/31/2002 2.26871 4.12672 0.86814 2.04272 4/30/2002 2.38513 4.22846 0.87609 2.11876 3/29/2002 2.13586 4.34652 0.93342 2.06342 2/28/2002 2.14202 4.41561 0.90034 1.93083 1/31/2002 2.41051 4.06133 0.91944 2.11004 12/31/2001 2.3777 4.14333 0.93398 2.06923 11/30/2001 2.39752 4.04406 0.92696 2.04653 10/31/2001 2.36812 3.94543 0.86215 2.10073 9/28/2001 2.28828 3.94543 0.84682 1.98392 8/31/2001 2.33605 3.64292 0.92219 2.04153 7/31/2001 2.15312 3.32016 0.98536 1.94135 6/29/2001 1.94768 3.17902 0.99609 1.81941 5/31/2001 2.04043 3.25547 1.02163 1.85555 4/30/2001 1.96623 2.86975 1.01646 1.82735 3/30/2001 1.89444 2.80847 0.94395 1.66537 2/28/2001 1.98734 2.68009 1.00871 1.62272 1/31/2001 1.76936 2.55809 1.11127 1.6054 12/29/2000 1.63508 2.16649 1.07407 1.45779 11/30/2000 1.38926 2.10038 1.06973 1.2931 10/31/2000 1.54197 2.30805 1.16284 1.30884 9/29/2000 1.56177 2.03886 1.16863 1.35158 8/31/2000 1.39392 1.83946 1.23466 1.23286 7/31/2000 1.31729 1.75559 1.16401 1.19657 6/30/2000 1.39044 1.69219 1.18334 1.1425 5/31/2000 1.36548 1.60929 1.15568 1.0896 4/28/2000 1.32627 1.5032 1.18158 1.0694 3/31/2000 1.07971 1.5032 1.21912 1.05044 2/29/2000 1.04488 1.55077 1.11161 1.05947 1/31/2000 1.11454 1.368 1.13442 1.07858 12/31/1999 1.03238 1.40973 1.19526 0.97261 11/30/1999 1.0969 1.40973 1.1299 0.97448 9/30/1999 1.2084 1.42153 1.04351 1.0712 8/31/1999 1.2416 1.43058 1.07418 1.13439 7/30/1999 1.2914 1.34004 1.08094 1.09576 6/30/1999 1.22788 1.30779 1.11672 1.05481 5/31/1999 1.13692 1.26803 1.05907 1.0382 4/30/1999 1.22138 1.26361 1.08619 1.07429 3/31/1999 1.15378 1.09467 1.04648 0.99462 2/26/1999 1.047253 1.10329 1.0074 0.98073 1/29/1999 1.11246 1.25844 1.04101 1.03585 12/31/1998 1 1 1 1 GTM 217.0% MLP Peers 186.1% S&P 500 (9.5)% 12/98 12/99 12/00 12/01 12/02 12/03 Peer group: BPL, EEP, EPD, KPP, KMP, MMP, NBP, PAA, TCLP, TPP Source: UBS

Leading Midstream Assets

GulfTerra

- 15,700+ miles gas pipeline (10.3 Bcf/d)
- 340+ miles offshore oil pipeline (635 MBbl/d)
- 5 Processing/treating plants (1.5 Bcf / 50 MBbl/d)
- 4 NGL fractionation plants (120 MBbl/d)
- 20 Bcf gas storage; 25 MMBbl NGL storage
- 7 offshore hub platforms


San Juan Basin
CARLSBAD
Permian Basin
Black Warrior Basin
PETAL STORAGE
TEXAS NGL FACILITIES
HIOS
Cameron Highway
Poseidon
Viosca Knoll
Medusa
Allegheny
Falcon
Falcon Nest
East Breaks
Red Hawk
Marco Polo
Gas pipeline
Gas pipeline under construction
Oil pipeline
Oil pipeline under construction
NGL pipeline
Platform
Gas processing/treating plant
NGL fractionation plant
Gas storage facility

Deepwater Trend Projects Gulf of Mexico Texas City Port Arthur Cameron Highway Phoenix Medusa Marco Polo Front Runner Falcon Nest Poseidon HIOS East Breaks Allegheny Viosca Knoll EC373 GB72 SS331/ SS332 VK817 Typhoon TPC

Falcon Nest Medusa / Matterhorn Phoenix (Redhawk) Poseidon / Front Runner Project Installed facility ahead of schedule. First Production March 2003. Added Harrier in January 2004. Current volumes 270 MMcf/d. PXD to bring Raptor and Tomahawk on-line 3Q2004 with total production near 300-350 MMcf/d. New supplies to Viosca Knoll system added 4Q2003. Production expected to ramp up to 70-90 MMcf/d from these two fields by Mid-2004. New gas gathering system currently under construction for Kerr-McGee. First production expected Mid-2004. First production expected Mid-2004 at rate of 100-120 MMcf/d. Executed agreement July 2003. Construction to begin 2Q2004 with first production expected 3Q2004. Production expected to ramp up to 40-60 MBOPD in 2005. Update 2003 Offshore Projects

Marco Polo Status Report Hull arrived in August 2003 Oil and gas export pipelines installed Platform installed on January 12, 2004 Scheduled to commence late October (delayed by late arrival of installation contractor and weather conditions) Mechanical completion late 1Q2004 First production Mid-2004 Poseidon Allegheny Marco Polo Houma Typhoon gas pipeline ANR Cameron Highway

Marco Polo

Marco Polo Marco Polo

Marco Polo Marco Polo

Marco Polo Marco Polo

Cameron Highway Status Report


Port Arthur
Texas City
Houma
HIA5
Outer Continental Shelf
GB72
SS332
Atlantis
Deepwater Trend
Holstein
Mad Dog
Cameron Highway
Poseidon
Caesar

- Ship Shoal 332B and High Island platform jackets installed
- Bifurcated 88-mile segment of 24" pipeline laid to Port Arthur and Texas City
- Onshore installation, in progress
- 239 miles of 30" pipeline, 36% complete
- Mechanical completion – 3Q04

Cameron Highway Fabrication of Ship Shoal 332 B Jacket at Gulf Island Fabricators, Houma, Louisiana

Cameron Highway Horizon Derrick Barge "Pacific" setting A5 Jacket

Cameron Highway Cameron Highway 24" Pipeline Horizontal Directional Drill Site on Galveston Bay Water to Water drill under the Texas City Dike & Ship Channel

Enterprise Merger Overview

Merger of EPD and GTM On December 15, 2003, Enterprise Products Partners, GulfTerra Energy Partners and El Paso Corporation announced a multi-step transaction resulting in the merger of EPD and GTM HSR / joint proxy preparation / filing (S-4) in progress Currently creating pro forma executive management teams and initiating integration process Liability management measures pursued as appropriate Transaction expected to close second half 2004 following unitholders and FTC approvals

Compelling Rationale for Combination Merger of EPD and GTM creates North America's leading midstream company Complementary assets provide geographic and product diversity and balance Increased size and scope will enhance growth prospects Combined management team with proven track record of delivering superior returns to investors Premier GP / LP and Corporate Governance structure Merger value / metric create win-win for all investors Combines two great partnerships with superior investor returns, record of operational excellence, and commitment to customer service

Combined EPD and GTM System Map Complementary assets provide geographic and product diversity and balance Full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast Complementary business profile generates substantial fee-based, cash flow and provides commodity prices insulation

Overview of Combined Operations Pipelines 17,000+ miles of natural gas pipelines 13,000+ miles of NGL and petrochemical pipelines 340+ miles of GOM crude oil pipelines 164 MMBbls of NGL storage capacity 23 Bcf of natural gas storage capacity 7 GOM offshore hub platforms NGL import/export terminals on the Houston Ship Channel Petrochemical Plants 12 NGL fractionators with capacity of 456 MBPD 3 butane isomerization plants with capacity of 116 MBPD 4 propylene fractionators with capacity of 65 MBPD Natural Gas Processing 24 plants with a net processing capacity of 6 Bcf/d

Value Drivers for Merger Creates $13B partnership with the best GP structure among the universe of growth partnerships Highest GP incentive distribution right of 25% results in A lower cost of capital for the combined partnership; Greater accretion from organic and acquisition growth; and Transfer of economic value from GP to LP Combined company expected to be investment grade Traditional merger synergies Incremental organic growth and commercial opportunities Annual cost saving synergies initially estimated at $30MM Potential interest savings Strategic Benefits Substantial management experience Significant midstream value chain assets Market driven cash flows Asset portfolio to have diversity, size and balance Increased liquidity creates "must own" MLP unit

New Split Structure Generates Value for Investors Base Year 1 Year 2 Year 3 Year 4 Year 5 Year 10 GP Splits at 50% 0 21 47 78 115 161 573.6 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Northeast 55 55 60 70 $ Millions 5 years 10 years $ 422MM $ 2,312MM Cumulative Transfer of Cash MLP Math: 50% vs. 25% Splits Cash Transferred from GP to LP Annually

Transaction Overview The transaction involves three principal components: EPD and GTM merge at exchange rate of 1.81x EPD unit for each GTM unit. Post Closing distribution to be at least $1.58 per unit. EPD will be the surviving parent partnership GTM will survive as a wholly-owned subsidiary of EPD Joint ownership of the combined MLP's GP - 50% by Enterprise Products Company (EPCO) and 50% by El Paso The sale of certain El Paso interests, including: Approximately 13.9 million of its 22 million LP units The South Texas gas processing plants associated with GTM's South Texas gas gathering/transmission system

Transaction Steps Step 1: Sale of 50% GP Interest (completed) EP receives $425 MM cash for the sale of a 50% interest in the cash flow of the GTM General Partner EP reacquires 9.9% ownership interest in GTM's GP from Goldman Sachs Step 2: Sale of EP Interests Subject to customary regulatory, unit holder and FTC approvals At closing, EPD to acquire and retire $500 MM of EP owned GTM LP Units (13.8 MM units) At closing, EPD to acquire 9 gas processing facilities and 1 treating facility associated with GTM's South Texas gathering assets for $150 MM Step 3: Merger of MLPs Merger and unit exchange occurs resulting in GTM as a wholly-owned subsidiary of Enterprise

Robert G. Phillips Chairman and Chief Executive Officer Credit Suisse First Boston 2004 Energy Summit GulfTerra Energy Partners, L.P. February 3, 2004